Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Annual Report on Form 40-F of Alpine Summit Energy Partners, Inc. (the "Company") of our report dated April 25, 2022, with respect to the consolidated statement of financial position of the Company as at December 31, 2021, and the consolidated statements of loss and comprehensive loss, statements of changes in shareholders' deficiency and statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

Yours very truly,

Weaver and Tidwell, L.L.P.

Houston, Texas

April 26, 2022

Weaver and Tidwell, L.L.P.
24 Greenway Plaza, Suite 1800 | Houston, Texas 77046
Main: 713.850.8787
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